SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-51098

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form N-SAR	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q

For Period Ended: September 30, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NNN 2002 Value Fund, LLC

Full Name of Registrants

Former Name if Applicable

1551 N. Tustin Avenue, Suite 200

Address of Principal Executive Office (Street and Number)

Santa Ana, California 92705

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and to provide such Quarterly Report to its auditors for review.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Andrea R. Biller	(714) 667-8252

(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes     [  ] No

We anticipate a significant change as a result of the adoption of liquidation basis accounting as of September 1, 2005 pursuant to the approval by unit holders of a plan of liquidation on September 7, 2005. Therefore, the results of the periods are not comparable.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NNN 2002 Value Fund, LLC

(Name of Registrants as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	Triple Net Properties, LLC, its Manager

Date: November 15, 2005	By:	/s/ Anthony W. Thompson Anthony W. Thompson Chief Executive Officer